 American Growth Fund, Inc.
110 Sixteenth Street
Suite 1400
Denver, CO 80202

July 23, 2010

To whom it may concern,

American Growth Fund, Inc. is filing the attached Form N-PX in order to supplemnt the information in the previous filing.
Current Form N-PX information can be found on the Fund's web site, www.americangrowthfund.com.

By: /s/ Robert Brody
Robert Brody
President
Date: 07/23/2010